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Exhibit 99.1

STOCK PURCHASE AGREEMENT

        This Stock Purchase Agreement (this "Agreement") is made and entered into as of July 31, 2002 by and among L-R Global Partners, L.P., a Delaware limited partnership (the "Seller"), Tom Marsh ("Marsh") and Steve Flagg ("Flagg", and collectively with March, the "Purchasers").

        1.    Sale and Purchase of Stock.

          (a)  Upon the terms and subject to the conditions set forth herein, each Purchaser hereby purchases from the Seller, and the Seller hereby sells to each Purchaser, for aggregate consideration of Five Thousand Dollars ($5,000) from each Purchaser (the "Purchase Price"), 27,264,167 shares (the "Shares") of common stock, par value $.01 per share ("Common Stock") of PurchaseSoft, Inc., a Delaware corporation (the "Company"), in accordance with the terms of this Agreement.

          (b)  Subject to the terms and conditions hereinafter set forth, upon the receipt by the Sellers of this Agreement duly executed by the Purchasers, and One Thousand Five Hundred Dollars ($1,500) in good funds from each Purchaser, the Seller shall cause to be delivered the Shares to the Purchaser, endorsed for transfer or accompanied by appropriate stock powers. Each Purchaser shall deliver the balance of such Purchaser's Purchase Price to the Seller on or before January 30, 2003.

        2.    Representations and Warranties of the Purchaser.    Each Purchaser hereby represents, warrants and agrees that:

          (a)  Due Authorization. Such Purchaser has the necessary right, power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Purchaser and constitutes such Purchaser's valid and binding obligation enforceable against such Purchaser in accordance with its terms.

          (b)  No Default. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby will not violate, constitute a default under, or result in a breach of, any agreement or understanding to which such Purchaser is a party or any judgment, order, decree, law, rule or regulation to which such Purchaser is subject.

          (c)  Valid Execution. No authorization, approval, order, license, permit or consent of, or filing or registration with, any court or governmental authority, regulatory entity or official body, and no consent of any other party, is required in connection with the execution, delivery and performance of this Agreement.

        3.    Representations and Warranties of the Sellers.    The Seller represents and warrants to the Purchasers the following:

          (a)  Due Authorization. The Seller is the record and beneficial owner of the Shares and has full right, power, authority and capacity to sell, transfer, and deliver the Shares in accordance with the terms of this Agreement, and upon delivery thereof, Purchaser will receive good and marketable title to the Shares.

          (b)  No Default. The execution and delivery of this Agreement and the consummation of the transaction contemplated hereby will not violate, constitute a default under, or result in a breach of, any agreement or understanding to which the Seller is a party or any judgment, order, decree, law, rule or regulation to which the Seller is subject.

          (c)  Valid Execution. Neither the execution nor delivery of this Agreement, nor compliance with the terms and provisions hereof by the Seller, will conflict with, or result in any violation of, or require any consent, approval or other action by any court or administrative, governmental or regulatory body or any other person pursuant to any award of any arbitrator or any agreement, instrument, order, judgment, decree, statute, law, rule or regulation to which the Seller is subject.

        4.    Acknowledgments by the Purchasers.    The Purchasers hereby acknowledge that:

          (a)  Resignations. Concurrently with the execution of this Agreement, Donald S. LaGuardia ("LaGuardia") and J. Murray Logan ("Logan") are resigning from all director and officer positions that each currently holds with the Company, and effective as of the date hereof, LaGuardia is terminating the Management Consulting Agreement, dated as of August 15, 2000, between the Company and LaGuardia. LaGuardia will continue to provide consulting services to the Company to the extent specified in Section 5 hereof.

          (b)  Reporting Company. The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Under the Exchange Act, the Company is required to make periodic disclosure to the United States Securities and Exchange Commission (the "SEC") regarding, inter alia, the financial condition of the Company. The Company's next required filing is its Annual Report on Form 10-KSB for the year ending May 31, 2002 (the "Annual Report"), due to be filed with the SEC on August 29, 2002. The Company has not yet begun the preparation of the Annual Report, and the Sellers currently contemplate that the Company will not begin the preparation of the Annual Report prior to the closing of the transaction contemplated by this Agreement.

          (c)  Silver Stream License. The Company has allowed to lapse its Silver Stream Licensing Agreement. In order to conduct the Company's business as it has been conducted in the past, the Company will be required to obtain a new Silver Stream license.

          (d)  Company Creditors. The Company currently has outstanding liabilities to five creditors totaling approximately $458,000. The Company does not have sufficient assets to settle these liabilities. Attached hereto as Exhibit 1 is the most recent unaudited balance sheet of the Company.

          (e)  Litigation. A former employee of the Company, Doug Horn ("Horn"), has commenced a lawsuit against the Company in the State of Massachusetts, seeking damages of approximately $75,000 in connection with an option agreement between Horn and the Company. The complaint in such lawsuit is attached hereto as Exhibit 2. The Company has not made any provision for this liability in its financial statements, as the Company has not yet been served with process in this litigation.

        5. Covenant of the Purchasers.     The Purchasers hereby covenant and agree that the certificate of incorporation and the bylaws of the Company shall contain provisions with respect to indemnification and exculpation from liability that are no less favorable than those provisions set forth in the Company's certificate of incorporation and bylaws on the date of this Agreement, and for a period of six (6) years from the date hereof, such provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who on or prior to the date hereof were directors or officers of the Company, unless such amendment, repeal or modification is required by applicable law. The Purchasers shall cause the Company to maintain director and officer liability insurance for all actions heretofore taken by any individual, including Logan and LaGuardia, who served the Company as an officer or director. This Section 5 is intended to benefit the Company, the Seller and the Company's current officers and directors, and shall be binding on all successors and assigns of the Company and the Purchasers.

        6. Consulting.     So as to assist the Purchasers in the transition of the management of the Company, the Seller shall, for a period of 90 days, make LaGuardia available from time to time during normal business hours to discuss with the Company's officers the Company and its business as heretofore conducted. LaGuardia shall not be required to travel in connection with rendering such consulting services or to provide any minimum number of hours in such discussions.

        7. Public Statements.     Neither the Company nor any party to this Agreement shall make any public statement or issue any press release regarding this Agreement and the transactions contemplated hereby, other than regulatory disclosure describing this transaction as required of the Company under the Exchange Act or any other applicable law.

        8. Survival of Representations and Warranties.     The representatives and warranties of the Purchasers and the Seller contained in this Agreement shall survive the execution and delivery of this Agreement, the payment of the Purchase Price and the transfer of the Shares to the Purchasers pursuant to this Agreement.

        9. Counterparts.    This Agreement may be executed in counterparts each of which is an original. This Agreement and any counterpart so executed shall be deemed to be one and the same instrument.

        10. Contents of Agreement; Parties In Interest, Etc.    This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof. Any previous agreements or understandings between the parties regarding the subject matter hereof are merged into and superseded by this Agreement. All representations, warranties, covenants, terms, conditions and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto. Neither this Agreement nor any rights, interests, or obligations hereunder may be assigned by any party without the prior written consent of the other party hereto.

        11. Governing Law.    This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware without regard to the principles of conflict of laws.

        12. Section Headings.    The section headings herein have been inserted for convenience of reference only and shall in no way modify or restrict any of the terms or provisions hereof.

        13. Notices.    All notices, requests and other communications which are required or permitted hereunder shall be sufficient if given in writing and delivered personally or by registered or certified mail, postage prepaid, or by facsimile transmission (with a copy simultaneously sent by registered or certified mail, postage prepaid), as follows (or to such other address as shall be set forth in a notice given in the same manner):

    (a)
    If to the Seller:

    L-R Global Partners, L.P.
    320 Park Avenue, 28th Floor
    New York, New York 10022
    Telephone: (212) 821-1400
    Facsimile: (212) 821-1406
    Attn: J. Murray Logan

    (b)
    If to either of the Purchasers:

    Marsh+Flagg
    7514 Girard Avenue
    Suite 1440
    La Jolla, California 92037
    Telephone: (858) 232-2637
    Facsimile: (443) 335-2521
    Attn: Tom Marsh

        14.    Modification and Waiver.    Any of the terms or conditions of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof, and this Agreement may be modified or amended in writing at any time by the parties hereto. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof nor shall such waiver constitute a continuing waiver.

        15.    Third-Party Beneficiaries.    Except as otherwise expressly set forth herein, no individual or entity shall be a third-party beneficiary of the representations, warranties, covenants and agreements made by any party hereto.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

SELLER:
L-R GLOBAL PARTNERS, L.P.
By:	L-R GENERAL PARTNER, LLC, its General Partner

	By:	/s/ J. MURRAY LOGAN
	Name:	J. Murray Logan
	Title:	Managing Member

PURCHASERS:

/s/ TOM MARSH Tom Marsh

/s/ STEVE FLAGG Steve Flagg

[Execution Page to Stock Purchase Agreement]

Exhibit 1

PurchaseSoft, Inc.
Balance Sheet (Unaudited)
As of July 24, 2002

	6/11/02	Expected Payments	Claim Written Off	Projected Remaining Assets & Liabilities

ASSETS
Checking—Alliance Bank	24,056.22	23,503.00		553.22
Cash in Escrow	26,679.92			26,679.92
Receivable from Brad M.	2,500.00			2,500.00

Total Assets	53,236.14	23,503.00	0.00	29,733.14
LIABILITIES
Accounts payable
MCI WorldCom	41,841.34	4,603.00	37,238.34	0.00

Total accounts payable	41,841.34	4,603.00	37,238.34	0.00
Other liabilities
Operating lease obligation—Office Associates	122,373.50	0.00	122,373.50	0.00
Claim from John Medico	200,000.00	5,000.00	195,000.00	0.00
Claim from Devonshire Holdings	90,000.00	9,900.00	80,100.00	0.00
Accrued fees to Bingham Dana (advisors on wind-down)	3,000.00	3,000.00		0.00
Other expenses (shipping costs & final expenses)	1,000.00	1,000.00		0.00

Total other liabilities	416,373.50	18,900.00	397,473.50	0.00

Total liabilities in liquidation	458,214.84	23,503.00	434,711.84	0.00
Net liabilities in liquidation	(434,158.62)	0.00	(434,711.84)	29,733.14

*
- Lawsuit filed by Doug Horn in the State of Mass. No accrual made, but claim is for $74,173.29.

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STOCK PURCHASE AGREEMENT
Exhibit 1
PurchaseSoft, Inc. Balance Sheet (Unaudited) As of July 24, 2002